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                                                                   Exhibit 99.2
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                            AMENDMENT TO RIGHTS PLAN
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         WHEREAS, the Board of Directors of Cooper Industries, Inc. (the
"Company") adopted a Rights Agreement on February 17, 1987; and

         WHEREAS, it is necessary to amend the Rights Agreement as a result of the two-for-one stock split of the Company's common stock. Section 11(p) of the Rights Plan is deleted and replaced with the following:

           (p) Anything in this Agreement to the contrary notwithstanding, in the event that the Company shall at any time after the Rights Dividend Declaration Date and prior to the Distribution Date (i) declare a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock, or (iii) combine the outstanding shares of Common Stock into a smaller number of shares, the Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter but prior to the Distribution Date, shall be proportionately adjusted so that the number of one one-hundredths of a share of Preferred Stock for which a Right was exercisable immediately prior to such event shall equal the result obtained by multiplying such number by a fraction the numerator which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of such event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event.

      In the event a court having proper jurisdiction determines that this amendment is not authorized under the Rights Agreement, this Amendment shall be void and Section 11(p) shall revert to the form originally adopted by the Board of Directors.